EXHIBIT 99.1

The Cegetel Choice December 2002

Important Legal Disclaimer These presentation materials contain 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward- looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: Vivendi Universal will be unable to successfully complete its pre-emption of BT's stake in Cegetel; the announced disposals and/or restructurings will not materialize in the timing or manner described; Vivendi Universal will not be able to obtain the regulatory or other approvals necessary to finalize the proposed transactions; Cegetel and/or Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Cegetel and/or Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition may slow customer growth, limit or reduce revenue and/or income or result in higher costs of acquiring new customers or providing new services; Vivendi Universal will not realise the synergies and other benefits associated with the pre-emption, including benefits associated with 3G technologies and MMS services; the estimated earnings and growth figures presented for Cegetel and Telecom Development will not be realized; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Cegetel and/or Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

Vivendi Universal has decided to pre-empt BT's 26% stake in Cegetel Groupe ... ... in order to own 70% of the leading private telecommunication operator in France, instead of a 44% stake

An Arbitrage in the Interest of Our Shareholders Between: A minority stake in Vivendi Environnement, a capital intensive business with a low cash-flow profile in the short-term And: The opportunity to take full control at an attractive price of Cegetel Groupe, an excellent telecommunication asset, strongly positioned in a dynamic market, with exceptional visibility and high cash-flow generation

Vivendi Universal Landscape in July 2002* *Illustrative and non exhaustive list Sports clubs Sport Five Universal Pictures USA Networks Theme parks Canal+ StudioCanal Cegetel / SFR Energy services Transportation Water Kenya Music Games Publishing US Reference works Magazines France Telepiu Theme channels Nordic countries Benelux Spain Poland Hungary European channels Spencer Gifts Canal+ Technologies Poland General literature Publishing Spain Vizzavi France Vizzavi plc Publishing France Allocine Viventures Scoot Flipside.com MP3.com Professional press Healthcare publishing Echostar Sithe Aeroservices UGC Venice Chateau de Mery Real Estate in Paris Expand Multithematiques Sundance UCi USAi Egypt Spain e-brands CanalNumedia Press-Play I-France Moviso Education.com E.music Free sheets France Media Overseas Canal Satellite Waste management Clubs Sunburst Agua argentinas Bucarest Water Monegasque des Ondes Real Estate in La Defense

Universal Pictures USA Networks Theme parks Studio Canal Cegetel / SFR Music Games New Canal+ The New Perimeter of Vivendi Universal* *Non exhaustive list, subject to necessary consultations Entertainment Telecoms

Vivendi Universal on September 25 HOLDING Universal Music Group Vivendi Universal Entertainment ENTERTAINMENT Groupe Cegetel New Canal+ Vivendi Universal Games UNIVERSAL Publishing Canal+ international assets Telecoms international assets Internet Real estate and various assets Vivendi Environnement Asset disposals in progress Stakes below 50%

VU Today HOLDING Universal Music Group Vivendi Universal Entertainment ENTERTAINMENT New Canal+ Vivendi Universal Games UNIVERSAL TELECOMS SFR Cegetel Fixed GROUPE CEGETEL ASSET DISPOSALS IN PROGRESS Environment Publishing Canal+ Int'l assets Telecom Int'l assets Internet Real estate & various assets

Vivendi Universal: A Clarified Structure VU, a communication group benefiting from: Worldwide leadership positions in Entertainment... Universal Music VUE VU Games .... and national champions in their sectors Cegetel Groupe New Canal+ A balance between Europe and the rest of the world 2002 pro forma Revenue breakdown (2003 perimeter) Europe: 59% North America: 34% Rest of the world: 7%

Cegetel and SFR: Exceptionnal Assets Jean-Bernard Levy Chief Operating Officer Vivendi Universal

The 5 Pillars of Cegetel Groupe Value High profitability, backed by solid market shares - fixed and mobile - in dynamic sectors Strong cash flow generation Good visibility over coming years Good capex and investment control Additional potential for growth

SFR Performance Strong position as Number 2 player in the French Market 35% market share at end of September 2002 Sustained revenue growth: 01-04E CAGR > 10% Driven by higher ARPU Additional growth drivers from data services in the business segment Additional potential for growth in the consumer segment (SMS, MMS, ... ) Rigorous cost management Decreasing subscriber acquisition costs Greater efficiencies in structural costs (network and IT) Capex is carefully managed GSM/GPRS network roll-out is completed UMTS roll-out for commercial launch in early 2004

63 66 78 80 89 0 20 40 60 80 100 France Germany Spain UK Italy (%) SFR and the French Mobile Market Dynamics SFR has the highest 2001 ARPU...2 Attractive market share1 .... and the highest 1H02 EBITDA margin3 Low penetration1 1 ART and Mobile Communications as of June 30, 2002 2 Cegetel, Orange and Bouygues company data for 12 months ended December, 2002 3 Cegetel, Orange and Bouygues company data for 6 months ended June 30, 2002 18.6 13.0 6.2 16% 49% 35% 0 5 10 15 20 Orange SFR Bouygues Customers (m) 0 10 20 30 40 50 60 Market share (%) 39 33 33 30 32 34 36 38 40 SFR Bouygues Orange (€) 36% 30% 39% 20 30 40 SFR Orange Bouygues (%) UMTS licences 3 6 4 5 5

Cegetel Strength as a Fixed-Line Operator *Not consolidating Telecom Developpement Strong performance: 15% 01-04E Revenue CAGR EBITDA break-even in 2003* 3.1 million residential customers, as of end-September 2002 >70% of CAC 40 companies are Cegetel customers Favorable competitive dynamics Local calls opened to competition since January 1, 2002 Potential upside from DSL Opportunity offered by possible combination with Telecom Developpement

€ Million 2001 Actual 2002E vs. 2001 Expected Growth 2001 -2004E Est. CAGR Revenues 6 384 o.w. Mobile 5 606 o.w. Fixed 756 EBITDA 1 706 o.w. Mobile 1 777 o.w. Fixed (100) EBIT 914 o.w. Mobile 1 099 o.w. Fixed (181) + 9% > + 30% > + 50% > + 10% > + 20% > + 30% Strong and Growing Profitability

€ Million 2001 Actual 2002E vs. 2001 Expected growth 2001 -2004E Est. CAGR EBITDA 1 706 CAPEX (568) o.w. Mobile (476) o.w. Fixed (69) WORKING CAPITAL 108 FINANCING NET COSTS (105) - OPERATING FREE CASH FLOW 1 141 o.w. Mobile 1 318 o.w. Fixed (177) NET GLOBAL DEBT 1 769 > + 30% > + 20% Divided by 4 Flat Divided by 2 > + 15% > + 6% ~ (500 M€) Strong Cash-Flow and Low Net Debt INCOME TAX

Accessing Cegetel Cash-Flow The shareholder agreement (art. 3.7.2) provides that Cegetel shall distribute the maximum amount of profits available for distribution via dividends First dividends expected in Q1 2003 € 0.6bn expected dividends on 70% stake (dividends on 26% acquired stake will service the acquisition debt financing) Growing and accelerated distribution of dividends from 2003 Cegetel Groupe Net Free Cash-Flow (after capex, financial expenses & taxes) € 1.1bn in 2001 and € 1.3bn in 2002 +6% expected CAGR over 2001-2004

Jacques Espinasse S.E.V.P. & Chief Financial Officer Vivendi Universal Financing the Ownership Increase to 70% in Cegetel Groupe

New Cegetel Shareholding Structure * 70% 80% Cegetel (fixed) SFR Transtel 30% 15% 20% 50% * Simplified structure Groupe Cegetel 35% VU will control 70% of Cegetel Groupe and 56% of SFR 80%

Financing Arrangements VU management acted promptly after Vodafone's offer on October 16: VE shares (€ 4bn): disposal of 20.4% to be cashed- in on Dec. 24, 2002; granting of option calls (one for one) to be exercised at anytime until Dec. 23, 2004 for an additional amount of € 2.1bn (the asset disposal program presented on Sept. 25 remains unaffected for liquidity) Cashing-in of proceeds from Mandatory Redeemable Notes (net proceeds of € 0.77bn) Signing a € 1.3bn non-recourse credit facility serviced by the dividends to be paid on the acquired 26% stake in Cegetel Groupe

Financing of 26% in Cegetel BT's 26% in Cegetel € 4.0bn (January - February 2003) Total € 4.0bn Assets Liabilities SPV Creation, Temporary Structure This financing is now made possible by the disposal of VE shares and other assets before Dec. 31, 2002 SPV debt service through dividends on 26% acquired stake € 1.3bn non-recourse debt consolidated by VU 4% initial margin over EURIBOR for bank financing Equity € 2.7bn Bank Debt € 1.3bn Total € 4.0bn VE shares + Other Assets

VU's Objectives Maintained Pre-empting BT's stake in Cegetel Groupe will therefore: jeopardize neither VU's liquidity situation nor the asset disposal program and financial ratios ... .... while enabling it to consolidate its control over a fast-growing and strong cash-generative subsidiary

Debt of Cos > 50% Owned BT Impact Net Debt/EBITDA Net Debt/EBITDA (proportional) Q2 2002 18.8 Q3 2002 18.6 Q4 2002 13.9 Q1 2003 12.3 3.8 3.1 3.8 Q2 2003 8.8 3.8 2.4 3 Q3 2003 7.1 3.8 2.3 3 Q4 2003 7.2 3.7 2.3 3 Q1 2004 6.7 3.7 2.1 2.8 Q2 2004 6.2 3.7 1.9 2.6 Q3 2004 6 3.7 1.8 2.5 Q4 2004 4.1 3.5 1.4 1.8 (€ bn) Impact of acquisition of BT stake in Cegetel Groupe 18.8 18.6 13.9 16.1 12.6 10.9 10.9 10.4 9.9 9.7 7.6 3.8x 2.4x 2.3x 2.3x 2.1x 1.9x 1.8x 1.4x Includes 70% of Cegetel Groupe's debt and 56% of SFR's EBITDA 3.1x 3.0x 3.0x 3.0x 2.8x 2.6x 2.5x 1.8x Assumes 100% of Cegetel Groupe and SFR debt and EBITDA * Includes VUE Preferred A & B, Cegetel and Maroc Telecom net debt at 100% and Cegetel acquisition debt; excludes VE Reduction of French GAAP Net Debt *

Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Q4 2004 Cash (in € billion) 1.3 0.9 4.6 1.4 4.4 4.2 4 1.2 1.4 1.1 3.7 Liquidity Update - No Use of € 1Bn Back-Up Line (€ billion) VE 1st Tranche +€ 1.9bn VUP +€ 1.1bn * Houghton Mifflin +€ 1.1bn * VE Exchangeable (€ 1.9bn) Cegetel Investment (€ 2.7bn) VU Oceane (€ 1.7bn) Syndicated Loan (€ 0.85bn) VE 2nd tranche +€ 2.2bn Bonds Exchangeable into BSkyB shares (€ 1.5bn) Before drawing € 1bn Back-Up Line Cash Available end of Quarter at VU Holding Level * Does not include assumed debt Assets Disposals € 7bn * 1.3 0.9 4.6 1.4 4.4 4.2 4.0 1.2 1.4 1.1 3.7

Jean-Rene Fourtou Chief Executive Officer Vivendi Universal Outlook

Shareholder Value Creation VU management will create shareholder value through the following action plan: Operational management and control of assets Management and control of cash-flow and capital structure Deleveraging plan Opportunities for monetization and/or strategic alliances in the medium to long term

Prospects Key areas of management focus: Developing Cegetel Groupe Mobile and fixed Technological challenges Building the New Canal+ Creation of new group Investments for the future / sports rights Developing "Universal" Assets Organization of management and structure Optimize budget controls Improving the financial balance rapidly Return to "investment grade" credit ratings 3 main priorities: Control liquidity Achieve the disposal plan and reduce debt Manage with a high quality team to create value for shareholders within 2 years

Appendices

Proportionate Enterprise Value/ 2004E EBITDA (x)1 TIM 6.3 2.6 8.9 TEM 6.3 2 8.4 VOD 6.3 1.3 7.2 Acquisition price for VU2 (Implicit multiple for SFR) Trading multiple The pre-emption right is exercised under attractive financial conditions Over 3 years, estimated Annual Return on Investment at more than 20% for Vivendi Universal's shareholders 1 Source: JP Morgan, analyst research reports; as of November 29, 2002 2 Implicit price for additional interest stake in SFR Value Creation Opportunity An Attractive Acquisition Price Market Valuation Parameters Return on Investment Acquisition price based on estimated market valuation

A Financial and Industrial Rationale A pragmatic approach since the announcement of the group's strategic re-focus on September 25, 2002 An industrial rationale Creation of SFR in 1987 SFR operator for the last 15 years Cegetel operator since 1996 Today, Cegetel and SFR are outstanding successes in a fast growing market An unquestionable financial rationale Over 3 years, estimated Annual Return on Investment at more than 20% for Vivendi Universal's shareholders

Attractive French Mobile Market * Figures as of September 30, 2002, out of 16 European countries ** Figures as of September 30, 2002, out of 10 European leading mobile operators Source: Mobile Communications / ART Penetration rate still lower than the European Average 63% vs. EU average of 76%* Strong proportion of contract subscribers 54% vs. EU average of 36%* Limited pricing pressure Stable 3-operator market structure Focus of all players on margin improvement Attractive UMTS launch environment Low relative license cost (€ 619m) France will be a "fast follower" market

Structure of Cegetel Groupe Before pre-emption After pre-emption Transtel SPV Cegetel Groupe SFR Cegetel (fixed) TD SNCF 70% 26% 49% 80% 80% 51% 20% 30% 50% 9% 15% 20% 100% Transtel BT Cegetel Groupe SFR Cegetel (fixed) TD SNCF 70% 26% 49% 80% 80% 51% 20% 30% 50% 9% 20% SBC 15%

Financing Cash Flows (debt drawings/issues less debt repayments) Q3 2002 -681 Q4 2002 -368 Q1 2003 -2037 Q2 2003 -144 Q3 2003 -1784 Q4 2003 -570 Q1 2004 -3041 Q2 2004 0 Q3 2004 -152 Q4 2004 -11 Liquidity Update - Debt Redemption and Issuance Schedule (€ million) ORA issue +€ 769m net € 1bn July Loan repayment VE Exchangeable (€ 1 873m) VU Oceane (€ 1 700m) Syndicated Loan (€ 850m) € 1bn July Loan drawing BSkyB Exchangeable (€ 1 479m)

IR Team Eileen McLaughlin IR Director, North America eileen.mclaughlin@goupvu.com Alexandra Fichelson Associate Director, North America alexandra.fichelson@groupvu.com Laurence Daniel IR Director, Europe laurence.daniel@groupvu.com Edouard Lassalle Associate Director, Europe edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.14.70 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York Team 375 Park Avenue New York, NY 10152 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7272 Paris Team 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16